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                                April 13, 2006


VIA EDGAR
---------
Securities and Exchange Commission
Office of Rulemaking, Division of
             Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Mr. Max A. Webb

            Re:   IndyMac MBS, Inc.
                  Registration Statement on Form S-3
                  Amendment No. 2
                  Filed February 24, 2006
                  File No. 333-132042
                  ------------------------------------------

Dear Mr. Webb:

      On behalf of IndyMac MBS, Inc., we transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3, Registration No. 333-132042. Changes were made to the base prospectus and forms of prospectus supplement filed on March 29, 2006 as part of the Registration Statement on Form S-3/A. We respond below to the Staff's comments contained in your letter of April 12, 2006. For your convenience, each paragraph is numbered to correspond with the comment to which it responds.


Base Prospectus
---------------

Cover Page
----------

COMMENT:

      1. We note your response to previous comment 14 but reissue it. When referring to transaction parties, please use the terminology set out in Regulation AB. In this regard, please refer to Item 1101(f) of Regulation AB for the definition of issuing entity and revise the second sentence in the box on the cover page to state that the certificates represent interests in the issuing entity. Refer to
            Item 1102(d). Also, where practicable, revise your disclosure throughout each form of prospectus supplement and the base prospectus to refer to the "trust fund" as the "issuing




Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships
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            entity." Similarly, it appears that the "seller" should be referred to as the "originator."

RESPONSE:

      We have revised the front cover of the base prospectus to include a statement indicating that the securities represent the obligations of the "issuing entity." Additionally, we have changed all references to "trust fund" in the base prospectus and prospectus supplements to "issuing entity." The term "seller" on the cover page of the base prospectus has been changed to "originator."



                                   * * * * *


      Please contact me at 212-839-5395 or efine@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                        Sincerely,



                                          /s/ Edward J. Fine
                                        --------------------------
                                            Edward J. Fine